Itaú Unibanco Holding S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: October 2011

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury” (“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.	We inform the capital market entities that during the month of October 2011, Itaú Unibanco did not trade any of its own shares for treasury.

4.	As announced monthly in the organization’s Investor Relations website (www.itau-unibanco.com/ir ), we have already acquired 40,970,900 preferred shares year to date at the average price of R$ 31.79.

São Paulo-SP, November 22, 2011.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer